VIA EDGAR

August 25, 2010

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Parr Family of Funds (the “Trust”) (File Nos. 333-123290 and 811-21726) on behalf of The USX China Fund (the “Fund”), a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Ms. O’Neal-Johnson on August 6, 2010 in connection with the review of Post-Effective Amendment No. 9 to the Trust’s Registration Statement on Form N-1A, filed electronically on June 30, 2010 (the "Amendment").  Set forth below is a summary of Ms. O’Neal-Johnson’s oral comments and the Trust’s responses thereto.

Cover page of the prospectus:

1.	Comment: On the cover page of the prospectus, remove the reference to the Fund’s investment adviser (the “Adviser”) and condense the sentence above the legend.

Response: The reference to the Adviser has been removed and the sentence above the legend has been condensed to read as follows:

This Prospectus relates to two classes of shares (Class A shares and Class C shares), each currently offered by The USX China Fund for purchase by all investors; for questions or for Shareholder Services, please call 877.244.6235.

2.	Comment: If any class of shares of the Fund has a ticker symbol, provide the ticker symbol on the cover pages of the prospectus and the SAI.

Response: Ticker symbols for both classes of the Fund have been added to the cover pages of the prospectus and the SAI.

Table of Contents of the prospectus:

3.	Comment: Remove “Portfolio Turnover” as a line item in the table of contents.

Response:         “Portfolio Turnover” has been removed from the table of contents.

Summary section of the prospectus (the “Summary”):

4.	Comment: On page 1 of the Summary, remove the defined term “CDSC”, which follows “Contingent Deferred Sales Charge” in the Shareholder Fees table.

Response: The defined term “CDSC” has been removed from the Shareholder Fees table.

5.
Comment:         In the Annual Fund Operating Expenses table on page 1, remove the word “Less”, which occurs before “Fee Waivers and Expense Reimbursement”. Additionally, replace the next line, which currently reads “Net Annual Fund Operating Expenses” with “Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursement”. Additionally, in the footnote to the Annual Fund Operating Expenses table, remove the reference to 12b-1 fees waived in 2009, and make adjustments as necessary to the data in the table so that the 12b-1 fee waivers are no longer reflected.

Response:         The Annual Fund Operating Expenses table has been amended as requested, and is now presented as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A shares	Class C shares
Management Fees	1.25%	1.25%
Distribution and Service (12b-1) Fees	0.25%	1.00%
Other Expenses	1.47%	1.47%
Total Annual Fund Operating Expenses	2.97%	3.72%
Fee Waivers and Expense Reimbursement1	-0.72%	-0.72%
Total Annual Fund Operating Expenses	2.25%	3.00%

6.	Comment: In the Expense Example on page 2 of the Summary, remove the footnote related to the CDSC and incorporate that information into the narrative preceding the table.

Response: The footnote on page 2 of the Summary has been removed and that information is now in the narrative preceding the Expense Example table.

7.
Comment:         Regarding the Portfolio Turnover information on page 2 of the Summary, confirm whether or not the Fund has an investment strategy of engaging in frequent trading, and if so, disclose this in the prospectus.

Response:         The Fund does not have an investment strategy of engaging in frequent trading; rather, the Fund’s portfolio turnover rate reflects volatility in the stock markets that affected the securities of Chinese companies during the market turmoil of 2009.

8.
Comment:         The Principal Investment Strategy set forth on page 2 of the Summary does not describe a focus on companies with small market capitalizations. However, on page 4 of the SAI, the Fund indicates that it may invest a significant portion of its assets in securities of companies with small market capitalizations. Please confirm that a focus on companies with small market capitalizations is not part of the principal investment strategy of the Fund.

Response:         The Fund does not have an investment strategy of focusing on companies with small market capitalizations per se; rather, many Chinese companies the Fund invests in happen to be companies with small market capitalizations. Accordingly, the Fund has determined that it is appropriate to disclose risks related to companies with small market capitalizations, as it has done on page 4 of the SAI and page 4 of the Fund’s prospectus.

9.
Comment:         In the Average Annual Total Returns table on page 5 of the Summary, add the inception date of the Fund to the column captioned “Since Inception”. Additionally, consider adding a description of the benchmark indexes to which the Fund compares its performance.

Response:         The inception date of the Fund has been added to the table on page 5. The benchmark indexes against which the Fund compares its performance are described in the section captioned “Benchmark Descriptions” on page 27 of the Fund’s prospectus.

10.	Comment: In the narrative following the Average Annual Total Returns table, which appears on page 6 of the Summary, add the disclosure required by Item 4(b)(2)(iv)(c) of Form N-1A.

Response:         The disclosure has been added to the narrative on page 6 of the Summary, and now reads as follows (with new language in bold):

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown and are not relevant to investors who hold Fund shares through tax-deferred arrangements, such as an individual retirement account (IRA) or 401(k)

plan.  After-tax returns are shown only for one class of shares and after-tax returns will vary for other classes.

11.	Comment: Please condense the Purchase and Sale of Fund Shares disclosure on page 6 of the Summary.

Response:         The Purchase and Sale of Fund Shares disclosure has been condensed to read as follows:

Purchase and Sale of Fund Shares.  The minimum initial investment in Class A or Class C shares of the Fund is generally $2,500 for regular accounts and $1,000 for IRA accounts, and the minimum subsequent investment is $250 ($100 under an automatic investment plan).  You can purchase or redeem shares directly from the Fund on any business day the New York Stock Exchange is open directly by calling the Fund at 877.244.6235, where you may also obtain more information about purchasing or redeeming shares by mail, facsimile or bank wire. The Fund has also authorized certain broker-dealers to accept purchase and redemption orders on its behalf.  Investors who wish to purchase or redeem Fund shares through a broker-dealer should contact their broker-dealer directly.

12.	Comment: In the Tax Information disclosure on page 6 of the Summary, provide additional disclosure indicating that distributions from tax deferred arrangements may be taxed upon withdrawal.

Response:         The Tax Information disclosure on page 6 of the Summary has been revised to read as follows (with new language in bold):

The Fund’s distributions will generally be taxed to you as ordinary income or capital gains, unless you are investing through a tax deferred arrangement, such as a 401(k) plan or an IRA.  Distributions on investments made through tax deferred arrangements such as 401(k) plans or IRAs may be taxed later upon a withdrawal of assets from those accounts.

Comments to the non-Summary sections of the prospectus:

13.
Comment:         Please confirm whether or not the Fund’s investment policy related to the Fund’s focus on Chinese companies may be changed without shareholder approval, as described on page 7 of the prospectus.

Response:         The Fund’s investment policy to invest 80% of its assets in Chinese companies may be changed without shareholder approval, upon 60 days’ prior notice to the Fund’s shareholders. Disclosure related to the Fund’s ability to change the investment policy has been clarified, and now reads as follows on page 8 of the prospectus:

The Fund’s policy to invest at least 80% of its assets in Chinese Companies may be changed without shareholder approval on 60 days’ written notice to shareholders.

14.	Comment: Consider whether the Fund should add disclosure related to its policies and procedures regarding frequent purchases and redemptions of Fund shares to the Fund’s prospectus.

Response:         The Fund has reviewed its disclosure related to policies and procedures regarding frequent purchases and sales of Fund shares on pages 25 and 26 of the prospectus and does not have any additions.

15.
Comment:         On page 26 of the prospectus, indicate if a description of the policies and procedures with respect to disclosure of the Fund’s portfolio holdings is available on the Fund’s website, and remove the reference to the SEC’s website at www.sec.gov.

Response: The Fund’s website does not describe the policies and procedures with respect to disclosure of the Fund’s portfolio holdings. The reference to www.sec.gov has been removed.

Comments to the SAI:

16.	Comment: Confirm that information related to “Other Directorships” of the Trust’s Trustees and Officers, beginning on page 16 of the SAI, is current for the last five years.

Response: Information related to “Other Directorships” of the Trust’s Trustees and Officers is current for the last five years.

17.
Comment:         In the disclosure related to Board Structure on page 18 of the SAI, add disclosure describing why the Trust’s current leadership structure is appropriate given the characteristics of the Fund.

Response:         Disclosure regarding the Trust’s assessment of the current leadership structure has been added to the section captioned “Board Structure” on page 18 of the SAI, and reads as follows (with new language in bold):

The Trust’s Board of Trustees includes two independent Trustees and one interested Trustee, Mr. Parr. Mr. McDowell, an independent Trustee, currently serves as Chairman of the Board of Trustees. The Trustees have determined that, given the current and historical small size of the Fund and the fact that there is a single fund of the Trust, the Trust’s current leadership structure is appropriate, as it allows Trust management to communicate with each independent Trustee as and when needed, and permits each independent Trustee to be involved in each committee of the Board (each a “Committee”) as well as each Board function. With respect to risk oversight, the Board holds four regular meetings each year to consider and address matters involving the Trust and the Fund. During these meetings, the Board receives reports from the Fund’s administrator, transfer agent and distributor, and Trust management, including the Trust’s President, Mr. Parr, and the Trust’s Chief Compliance Officer, David Ganley, on regular quarterly items and, where appropriate and as needed, on specific issues.  As part of its oversight function, the Board also may hold special meetings or communicate directly with the Trust’s officers to address matters arising between regular meetings. The Board has established a committee structure that includes an Audit Committee, a Nominating Committee and a Proxy Voting Committee (discussed in more detail below). Each of these Committees is comprised entirely of independent Trustees.

18.	Comment: In the description of the expense limitation agreement on page 21 of the SAI, confirm that the expense limitation agreement is effective through October 1, 2011.

Response: The term of the expense limitation agreement is through October 1, 2011, which is now reflected in the description.

19.	Comment: Please indicate on page 21 whether the base salary of the Fund’s Portfolio Manager is fixed.

Response: The description of the Portfolio Manager’s compensation has been updated to indicate that the Portfolio Manager’s base salary is fixed.

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.
Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Amendment effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/  Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Deborah O’Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Stephen L. Parr
Parr Family of Funds
5100 Poplar Avenue, Suite 3117
Memphis, TN 38137